Westcore Trust

N-SAR Exhibit 77I Terms of new or amended securities and Sub-Item 77Q1(d)

On February 18, 2016, the Board of Trustees of Westcore Trust (the “Registrant”) unanimously voted and approved the addition of an Institutional Share Class to each Westcore Mid-Cap Value Dividend Fund, Westcore International Small-Cap Fund, and Westcore Colorado Tax-Exempt Fund (each a “Fund”).  The Institutional Share Class for each Fund became effective on April 29, 2016. This information is described in the Registrant’s prospectus and statement of additional information dated and filed with the Securities and Exchange Commission April 29, 2016 (SEC Accession No. 0001003297-16-000680), and is hereby incorporated by reference as part of the response to Item 77I and Sub-Item 77Q1(d).